EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

ROK ENTERTAINMENT GROUP INC.
(a Delaware Corporation)

The undersigned, Jonathan Kendrick, hereby certifies that:

1.  He is Chairman and Chief Executive Officer of ROK Entertainment Group Inc. (the “Corporation”), a Delaware corporation, and is duly authorized by resolution of the Board of Directors of the Corporation to execute this instrument.

2.  This Certificate of Amendment of the Certificate of Incorporation was duly approved by the Corporation’s Board of Directors and duly adopted by written consent of the holders of a majority of the shares of common stock of the Corporation in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

3.  Article Four, Section 1, first paragraph of the Certificate of Incorporation is hereby amended to read in its entirety as follows:

“Section 1.  Authorized Shares.  The Corporation shall have authority to issue two classes of shares to be designated respectively, “Common Stock” and “Preferred Stock.”  The total number of shares of capital stock which the Corporation shall have authority to issue is THREE HUNDRED FIFTY AND ONE MILLION (351,000,000) shares, of which THREE HUNDRED  FIFTY MILLION (350,000,000) shares shall be Common Stock, and ONE MILLION (1,000,000) shares shall be Preferred Stock. Each share of Common Stock shall have a par value of $0.001, and each share of Preferred Stock shall have a par value of $0.001.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed this 19th day of February 2010.

By:	/s/ Jonathan Kendrick
Jonathan Kendrick Chairman and Chief Executive Officer